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EXHIBIT 99.9

Exhibit Regarding Adjustment for
Conversion to a Non-Flexible Contract
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EXHIBIT REGARDING ADJUSTMENT FOR
CONVERSION TO A NON-FLEXIBLE CONTRACT


During the first 24 months after issuance, the contract holder will have the option to convert the Pacific Select Choice (PSC) Contract to at least one flexible premium non-flexible contract provided by Pacific Mutual Life. The contract holder can elect a contract that provides either the same death benefit or the same net amount at risk as the PSC contract at the time of conversion. The cost of insurance charges for the non-flexible contract will be based on the same issue age and risk classification of the insured as the PSC contract.

The Accumulated Value of the PSC contract plus the refund of any excess sales load, if any, will be transferred to the Accumulated Value of the non-flexible contract. All charges, loads or fees for the non-flexible contract will be based on the issue age and the duration at the time of conversion of the PSC contract.

Guideline premium limits will be recalculated for the non-flexible contract and PM will do any adjustment necessary, as a refund of premium, to keep the contract complying as life insurance under Section 7702 of the Internal Revenue Code. At the same time, the Accumulated Value of the non-flexible contract will be reduced by the amount of the premium refund. An example of such adjustment is given below.

Maximum guideline premium under PSC contract:  $10,000.
Total premium paid under PSC contract:  $10,000.
Recalculated maximum guideline premium under non-flexible contract: $9,000. Refund of Premium: $1,000.
Adjustment to Accumulated Value:  $1,000.


/s/ Pierre Delisle

Pierre Delisle, FSA, MAAA
Assistant Vice President
Product Design

PD/jb/3124